UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Settlement of Number of Treasury Stock to be Disposed Of

Tokyo, July 7, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that, with respect to the disposal of treasury stock (common stock of the Company), as resolved at the meetings of the Board of Directors of the Company held on May 22, 2006 and June 5, 2006, the Underwriter, to whom the treasury shares to be disposed shall be allotted, has notified that it will offer to purchase all of shares of common stock to be disposed of, as follows:

PARTICULARS

1. Number of Shares to be Disposed Of	41,000 shares of common stock
(Number of shares of common stock originally intended to be disposed of: 41,000 shares)

2. Aggregate Amount to be Paid	61,320,297,000 yen
(1,495,617 yen per share)

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

(Reference)

1.	For the details of the disposal of treasury stock described above, please refer to the announcements entitled “Announcement Regarding Repayment of Preferred Shares (Public Funds)” of May 22, 2006 and “Announcement Regarding Offer Price of Secondary Offering With Respect to Repayment of Preferred Shares (Public Funds), Etc. and Amount to be Paid, Etc. With Respect to Disposal of Treasury Stock” of June 5, 2006.

2.	Changes in the number of treasury stock (common stock of the Company) in accordance with the disposal of treasury stock described above

Number of Treasury Stock as of June 30, 2006	691,454.91 shares
Number of Treasury Stock to be Disposed of	41,000.00 shares
Number of Treasury Stock after the Disposal	650,454.91 shares

*	The actual number of treasury stock (common stock of the Company) after the Delivery Date may be different from the number of treasury stock after the disposal described above, due to the purchase or sale of fractional shares to take place upon request, etc.

3.	The proceeds raised by the disposal of treasury stock described above (61,319,597,000 yen by estimate) will be used for the operating capital of the Company.

Note: The purpose of this press release is to make a general public statement of the disposal of treasury stock and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.